SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
SECURITIES HOLDING POSITION
Instruction # 358 issued by CVM - Art. 11 - Paragraphs 2nd and 3rd

At the Annual/Extraordinary Shareholders’ Meeting, held on April 22, 2005, Messrs. Antonio Oscar Peterson, Carlos Henrique Moreira, Edgar Lobão dos Santos, Guilherme Perboyre Cavalcanti, João Adalberto Elek, José Formoso Martinez, Juarez de Queiroz Campos Junior, Marcos da Cunha Carneiro, Roberto Irineu Marinho, Ronnie Vaz Moreira, Rossana Fontenele Berto and Stefan Alexandre were elected sitting members of the board of directors, and Messrs. Frederico Monteiro, Gabriela SalomãoTavares, Hélio Gustavo Villarim dos Santos, Isaac Berensztejn, Ivan Campagnolli Júnior, Jorge da Gama Braga Neto, Jorge Luis de Barro Nóbrega, José Carlos Benjó, José Ferreira Monteiro, Luis Henrique Martinez Gonsalves, Maurício Alvarenga Vergani and Sérgio Lourenço Marques were elected alternate members of the board of directors, effective as from April 29, 2005. With exception for Mr. José Formoso Martinez who has not signed the instrument of investiture.

Below the breakdown of securities (and derivatives) holding position:

Company Name: Net Serviços de Comunicação S.A
Name:		Corporate Taxpayer’s ID (CNPJ/MF): 00108786/0001-65
Group: Members of the Board of Directors
Securities/ Derivatives	Securities Characteristic	Operation	Date	Quantity	Price per Unit
Shares	Common	Transfer	04/29	24

São Paulo, August 23, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.